Exhibit 99.1

ICON Reports Fourth Quarter 2012 Revenue of $300 Million, up 24% year on year, EPS of 34c and Full Year revenue of $1.12 billion, EPS of $1.00.

Highlights – Fourth Quarter and Full year ended December 31 2012.

  Quarter 4 net revenue increased 24% year on year to $300 million. Full Year 2012 net revenue increased 18% to $1.12 billion.
  Quarter 4 operating income was $24.4 million or 8.1% of revenue. Full Year 2012 operating income before non- recurring charges was $73.7 million or 6.6% of revenue.
  Earnings per share for Quarter 4 were $0.34. EPS for the full year 2012 before non-recurring charges was $1.00.
  Quarter 4 net business awards were $378 million, a book to bill of 1.26. Full Year net new business awards were $1.6 billion, a book to bill of 1.4.
  Backlog increased 20% year on year to $2.8 billion.
  Guidance increased to reflect the acquisition of the clinical trial service division of Cross Country Healthcare, Inc. to revenue in the range of $1,258 – $1,292 million and EPS in the range of $1.44 – $1.60.

DUBLIN--(BUSINESS WIRE)--February 19, 2013--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the full year and fourth quarter ended December 31, 2012.

For the fourth quarter net revenue grew 24% year on year to $300 million. Operating income was $24.4 million compared to $6.6 million in the same quarter last year. Operating margin was 8.1% of revenue, compared to 2.7% of revenue for the same quarter last year.

Net income was $20.7 million compared with $4.1 million last year or $0.34 per share compared to $0.07 in the same quarter last year.

For the full year revenue grew 18% to $1.12 billion. Operating income before restructuring and other items was $73.7 million compared to $39.3 million last year. Operating margin for the full year 2012 was 6.6% of revenue compared with 4.2% of revenue in 2011.

On a US GAAP basis, income from operations was $68.0 million or 6.1% compared with $29.4 million or 3.1% in the prior year.

For the full year net income before restructuring and other items was $60.4 million, compared to $31.5 million last year and net margin was 5.4% of revenue, compared with 3.3% in 2011.

EPS before restructuring and other items for 2012 was $1.00 per share compared with $0.52 in 2011.

On a US GAAP basis net income was $55.4 million, compared to $22.8 million last year. Net margin for the full year 2012 was 5.0% of revenue, up from 2.4% in 2011. EPS on a US GAAP basis for 2012 was $0.92 per share compared with $0.37 in 2011.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account were 40 days at December 31, 2012 compared with 47 days at December 31, 2011.

For the quarter ended December 31, 2012, cash provided by operating activities was $12.0 million and capital expenditure was $8.4 million. For the full year 2012 cash flow from operating activities was $113.4 million and capital expenditure was $30.8 million. In addition $69.9 million was invested on acquisitions and $15.8 million was expended on a stock repurchase programme. As a result the company’s net cash amounted to $190 million at December 31, 2012 compared to $174 million of net cash at December 31, 2011.

On the 15th of February we completed the acquisition of the clinical trial service division of Cross Country Healthcare, Inc. This will be combined with our DOCS group to create a global leader in resourcing. Consequently we have increased our full year guidance to revenue in the range of $1,258- $1,292 and EPS in the range of $1.44 - $1.60.

CEO Ciaran Murray commented, “In 2012 we saw the validation of our investment strategy as we won a record $1.6 billion of new business and reported milestone revenue of $1.12 billion and EPS of $1.00. Backlog grew 20% to $2.8 billion, which along with continuing investment in capabilities, talent and innovation in drug development, provides a solid foundation for further growth in 2013.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call today, February 19, 2013 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in reports filed with the US Securities and Exchange Commission by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 79 locations in 37 countries and has approximately 10,045 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)
(Before restructuring and other items)

Three and Twelve Months ended December 31, 2012 and December 31, 2011

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Gross Revenue	406,353	337,934	1,503,993	1,296,509

Reimbursable expenses	106,189	95,319	388,987	350,780

Net Revenue	300,164	242,615	1,115,006	945,729

Costs and expenses
Direct costs	192,007	158,244	717,750	611,923
Selling, general and administrative	73,165	67,008	280,780	255,864
Depreciation and amortization	10,590	10,713	42,823	38,682

Total costs and expenses	275,762	235,965	1,041,353	906,469

Income from operations	24,402	6,650	73,653	39,260

Net interest expense	(278)	(751)	(796)	(448)

Income before provision for income taxes	24,124	5,899	72,857	38,812

Provision for income taxes	(3,377)	(1,786)	(12,506)	(7,347)

Net income	20,747	4,113	60,351	31,465

Net income per ordinary share
Basic	$0.35	$0.07	$1.00	$0.52

Diluted	$0.34	$0.07	$1.00	$0.52

Weighted average number of ordinary shares
Basic	60,053,987	60,371,190	59,968,174	60,379,338

Diluted	60,813,483	60,759,588	60,450,706	61,070,686

ICON plc

Consolidated Income Statements (Audited)
(US GAAP)

Three and Twelve Months ended December 31, 2012 and December 31, 2011

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Gross Revenue	406,353	337,934	1,503,993	1,296,509

Reimbursable expenses	106,189	95,319	388,987	350,780

Net Revenue	300,164	242,615	1,115,006	945,729

Costs and expenses
Direct costs	192,007	158,244	717,750	611,923
Selling, general and administrative	73,165	67,008	280,780	255,864
Depreciation and amortization	10,590	10,713	42,823	38,682
Restructuring and other items	-	-	5,636	9,817

Total costs and expenses	275,762	235,965	1,046,989	916,286

Income from operations	24,402	6,650	68,017	29,443

Net interest expense	(278)	(751)	(796)	(448)

Income before provision for income taxes	24,124	5,899	67,221	28,995

Provision for income taxes	(3,377)	(1,786)	(11,801)	(6,115)

Net income	20,747	4,113	55,420	22,880

Net income per ordinary share
Basic	$0.35	$0.07	$0.92	$0.38

Diluted	$0.34	$0.07	$0.92	$0.37

Weighted average number of ordinary shares
Basic	60,053,987	60,371,190	59,968,174	60,379,338

Diluted	60,813,483	60,759,588	60,450,706	61,070,686

ICON plc

Summary Balance Sheet Data

December 31, 2012 and December 31, 2011

(Dollars, in thousands)

	December 31,	December 31,
	2012	2011
	(Audited)	(Audited)

Net cash	190,230	174,177

Accounts receivable	285,419	201,338
Unbilled revenue	112,483	126,850
Payments on account	(219,467)	(150,792)
Total	178,435	177,396

Working Capital	239,791	253,514

Total Assets	1,211,330	1,035,467

Shareholder's Equity	754,575	681,544

CONTACT:
ICON plc
Investor Relations 1-888-381-7923 or
Brendan Brennan Chief Financial Officer +353–1-291-2000
Sam Farthing VP Investor Relations +353–1-291-2000
Simon Holmes EVP Investor Relations and Corporate Development +353–1-291-2000
All at ICON